SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Amendment No. 5)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934
CENTRAL PARKING CORPORATION
(Name of Issuer and Person Filing Statement)
Common Stock, $.01 par value
per share
(Title of Class of Securities)
154785 10 9
(CUSIP Number of Class of Securities)
Benjamin F. Parrish, Jr.
Senior Vice President and General Counsel
Central Parking Corporation
2401 21st Avenue South
Nashville, Tennessee 37212
(615) 297-4255
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Mark Manner
Harwell Howard Hyne Gabbert & Manner, P.C.
315 Deaderick Street, Suite 1800
Nashville, Tennessee 37238
(615) 256-0500
CALCULATION OF FILING FEE

Transaction valuation (*)	Amount of Filing Fee

$73,700,000	$8,674.49

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 4,400,000 shares of common stock are purchased for $16.75 per share.
☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,674.49	Filing Party: Central Parking Corporation
Form or Registration No.: Schedule TO	Date Filed: August 12, 2005
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SIGNATURE
EXHIBIT INDEX

SCHEDULE TO
     This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed by Central Parking Corporation, a Tennessee corporation (“Central Parking” or the “Company”), on August 12, 2005, as amended and supplemented by Amendment No. 1 to the Schedule TO filed on August 29, 2005, Amendment No. 2 to the Schedule TO filed on September 14, 2005, Amendment No. 3 to the Schedule TO filed on September 30, 2005, and Amendment No. 4 to the Schedule TO filed on October 17, 2005 (as amended, the “Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to purchase for cash up to 4,400,000 shares of its Common Stock, par value $0.01 per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 2005 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(l)(i) and (a)(l)(ii), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).
     The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment No. 5, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 11. Additional Information
Item 11 of the Schedule TO is hereby amended and supplemented as follows:
On October 20, 2005, Central Parking issued a press release announcing the final results of the tender offer, which expired at 12:00 Midnight, New York City time, on Friday, October 14, 2005. A copy of the press release is filed as Exhibit (a)(5)(vi) to this Schedule TO and is incorporated herein by reference.
Item 12. Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:
(a)(5)(vi)      Press Release dated October 20, 2005 (disclosing final results of the tender offer).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL PARKING CORPORATION
By:	/s/ Jeff Heavrin
Jeff Heavrin
Senior Vice President and Chief Financial Officer

Dated: October 20, 2005

EXHIBIT INDEX

Exhibit
No.	Description
(a)(1)(i)	Offer to Purchase, dated August 12, 2005.*

(a)(1)(ii)	Letter of Transmittal and instructions thereto.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Letter to Participants in the Central Parking Corporation 1996 Employee Stock Purchase Plan.*

(a)(1)(vii)	Supplement to Offer to Purchase, dated September 30, 2005.**

(a)(1)(viii)	Amended Letter of Transmittal and instructions thereto. **

(a)(1)(ix)	Amended Notice of Guaranteed Delivery. **

(a)(1)(x)	Amended Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. **

(a)(1)(xi)	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. **

(a)(1)(xii)	Amended Letter to Participants in the Central Parking Corporation 1996 Employee Stock Purchase Plan. **

(a)(2)	Letter to shareholders from Monroe J. Carell, Jr., Executive Chairman of Central Parking Corporation, dated August 12, 2005.*

(a)(5)(i)	Press release issued by Central Parking Corporation on August 11, 2005 (Incorporated by reference to Exhibit 99.1 on Form 8-K filed on August 12, 2005).

(a)(5)(ii)	Summary advertisement published in the Wall Street Journal on August 12, 2005.*

(a)(5)(iii)	Press release issued by Central Parking Corporation on September 14, 2005 (Incorporated by reference to Exhibit 99.1 on Form 8-K filed on September 14, 2005).

(a)(5)(iv)	Press release issued by Central Parking Corporation on September 29, 2005 (Incorporated by reference to Exhibit 99.1 on Form 8-K filed on September 30, 2005).

(a)(5)(v)	Press Release dated October 17, 2005 (Incorporated by reference to Exhibit 99.1 on Form 8-K filed on October 17, 2005).

(a)(5)(vi)	Press Release dated October 20, 2005 (Incorporated by reference to Exhibit 99.1 on Form 8-K filed on October 20, 2005).

Exhibit
No.	Description

(b)(ii)	First Amendment to Credit Agreement dated August 12, 2003, by Bank of America, N.A. and Central Parking Corporation. (Incorporated by reference to Exhibit 10.3 on Form 10-Q filed on August 14, 2003).

(b)(iii)	Second Amendment to the Credit Facility dated June 4, 2004 by Bank of America, N.A. and Central Parking Corporation (Incorporated by reference to Exhibit 10.1 on Form 10-Q filed on August 13, 2004).

(b)(iv)
Third Amendment to Credit Agreement dated January 25, 2005, among Central Parking Corporation, et. al and Bank of America, N.A., et. al. (Incorporated by reference to Exhibit 10.1 on Form 10-Q filed on February 9, 2005).

(b)(v)
Fourth Amendment to Credit Agreement dated August 11, 2005, among Central Parking Corporation, et. al and Bank of America, N.A., et. al. (Incorporated by reference to Exhibit 10.1 on Form 8-K filed on August 12, 2005).

(d)(i)	1995 Incentive and Nonqualified Stock Option Plan for Key Personnel (Incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(ii)
Amendment to the 1995 Incentive and Nonqualified Stock Option Plan for Key Personnel increasing the number of shares licensed for issuance under the plan to 3,817,500 (Incorporated by reference to Exhibit 10.1 (b) of the Company’s Annual Report on Form 10-K for the year ended September 30, 2000).

(d)(iii)	Form of Option Agreement under Key Personnel Plan (Incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(iv)	1995 Restricted Stock Plan (Incorporated by reference to Exhibit 10.5.1 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(v)	Form of Restricted Stock Agreement (Incorporated by reference to Exhibit 10.5.2 to the Company’s Registration Statement No.33-95640 on Form S-1).

(d)(vi)	Monroe J. Carell, Jr. Revised Deferred Compensation Agreement, as amended (Incorporated by reference to Exhibit 10.1(f) to the Company’s Annual Report on Form 10-K/A filed on December 17, 2004).

(d)(vii)	Monroe J. Carell, Jr. Employment Agreement (Incorporated by reference to Exhibit 10.1(g) to the Company’s Annual Report on Form 10-K/A filed on December 17, 2004).

(d)(viii)	Performance Unit Agreement between Central Parking Corporation and James H. Bond (Incorporated by reference to Exhibit 10.11.1 to the Company’s Registration Statement No. 33-95640 on Form S-1.)

(d)(ix)	Modification of Performance Unit Agreement of James H. Bond (Incorporated by reference to Exhibit 10.1 (j) to the Company’s Annual Report on Form 10-K filed on December 27, 1997).

(d)(x)	Second modification of Performance Unit Agreement of James H. Bond (Incorporated by reference to Exhibit 10.1 (k) to the Company’s Report on Form 10-Q for the period ended March 31, 2001).

(d)(xi)	Deferred Stock Unit Plan (Incorporated by reference to Exhibit 10.1(n) to the Company’s Annual Report on Form 10-K filed on December 21, 2001).

(d)(xii)	James H. Bond Employment Agreement dated as of May 31, 2001 (Incorporated by reference to Exhibit 10.1(p) to the company’s Report on Form 10-Q for the period ended June 30, 2001).

Exhibit
No.	Description
(d)(xiii)	Emanuel J. Eads Employment Agreement dated as of October 1, 2000 (Incorporated by reference to Exhibit 10.1(q) to the company’s Report on Form 10-Q for the period ended June 30, 2001).

(d)(xiv)	Jeff L. Wolfe Employment Agreement dated as of October 1, 2000 (Incorporated by reference to Exhibit 10.1(s) to the company’s Report on Form 10-Q for the period ended June 30, 2001).

(d)(xv)	Form of Senior Executive Employment Agreement (Incorporated by reference to Exhibit 10.1(a) to the Company’s Annual Report on Form 10-K filed on December 24, 2003).

(d)(xvi)	1995 Nonqualified Stock Option Plan for Directors (Incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xvii)
Amendment to the 1995 Nonqualified Stock Option Plan for Directors increasing the number of shares reserved for issuance under the plan to 475,000 (Incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K filed on December 21, 2001).

(d)(xviii)	Form of Option Agreement under Directors plan (Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xix)	Indemnification Agreement for Monroe J. Carell, Jr. (Incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xx)	1996 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xxi)	Exchange Agreement between the Company and Monroe J. Carell, Jr. (Incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement No. 33-95640 on Form S-1).

(d)(xxii)
Consulting Agreement dated as of February 12, 1998, by and between Central Parking Corporation and Lewis Katz (Incorporated by reference to Exhibit 10.20 of the Company’s Report on Form 10-K for the period ended September 30, 1999).

(d)(xxiii)
Shareholders’ Agreement and Agreement Not to Compete by and among Central Parking Corporation, Monroe J. Carell, Jr., Lewis Katz and Saul Schwartz dated as of February 12, 1998 (Incorporated by reference to Exhibit 10.23 of the Company’s Report on Form 10-K for the period ended September 30, 1999).

*	Previously filed on Schedule TO on August 12, 2005.

**	Previously filed on Amendment 3 to Schedule TO on September 30, 2005.